UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of July 3, 2016

Commission File Number 000-29360

RiT TECHNOLOGIES LTD. (in Temporary Liquidation)
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

RiT Technologies Ltd. (in temporary liquidation)(the “Company”) hereby announces that on June 30, 2016, a group of the Company’s employees has filed petitions with the Tel Aviv District Court (the “Court”) to, among others, liquidate the Company and to appoint Mr. Asher Engelman as the temporary liquidator of the Company. On June 30, 2016, the Court has approved the appointment of Mr. Engelman as the temporary liquidator of the Company and has authorized and empowered Mr. Engelman, among others, to obtain, secure and insure all of the Company’s assets and to conduct initial investigations with regards to reason of the Company’s deterioration. A hearing in the presence of parties was set to be held on July 5, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD. (in temporary liquidation)

Date: July 3, 2016	By:	/s/ Asher Engelman
Asher Engelman Adv. (CPA), Temporary Liquidator